UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number 001-31930

ATLATSA RESOURCES CORPORATION
(Translation of registrant’s name into English)

15th Floor, 1040 West Georgia Street,
Vancouver, British Columbia, Canada, V6E 4H8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Media Release – Results of Annual General and Special Meeting
2.	Report of Voting Results

Document 1

RESULTS OF ANNUAL GENERAL AND SPECIAL MEETING

June 23, 2016, Johannesburg: Atlatsa Resources Corporation (“Atlatsa” or the “Company”) (TSX: ATL; JSE: ATL) refers shareholders to the notice of Annual General and Special Meeting of shareholders filed on SEDAR on May 30, 2016.

Atlatsa is pleased to announce that all the nominees listed in its management information circular dated May 17, 2016 (the “Circular”) were elected as directors of the Company at the annual general and special meeting held on Thursday, June 23, 2016 (the “Meeting”). The results of the vote are set out below:

Name of Nominee	Votes IN FAVOUR (%)	Votes WITHHELD (%)
Andile MABIZELA	99.92	0.08
Bongiwe NTULI	99.92	0.08
Colin Wayne CLARKE	99.94	0.06
Fikile Tebogo DE BUCK	99.93	0.07
Harold MOTAUNG	99.88	0.12
Joel Martin KESLER	99.88	0.12
Tumelo MOTSISI	99.88	0.12

Each of the other matters put forward before shareholders for consideration and approval at the Meeting, as described in the Company’s Circular, was duly approved by the requisite number of votes.

Final voting results of all matters voted on at the Meeting will be made available on SEDAR at www.sedar.com.

On behalf of Atlatsa
Prudence Lebina
Head of Investor Relations
Office: +27 11 779 6800
Email: PrudenceL@atlatsa.com

For further information: On behalf of Atlatsa Resources Prudence Lebina, Head: Investor Relations Office: +27 11 779 6800 Email: prudencel@atlatsa.com	Russell and Associates Pam McLeod Office: +27 11 880 3924 Mobile: +27 82 872 6387	One Capital Sponsor Services Proprietary Limited Kathy Saunders / Taryn Carter Office: +27 11 550 5010 Email: kathy@onecapital.co.za

Document 2

ATLATSA RESOURCES CORPORATION

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations - Section 11.3

This report on the voting results of the Annual General and Special Meeting of shareholders of Atlatsa Resources Corporation (the “Company”) held on June 23, 2016 (the “Meeting”) is made in accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations. Each of the matters set out below is described in greater detail in the Company’s Management Information Circular dated May 17, 2016 (the “Circular”). We hereby advise you of the following voting results obtained at the Meeting:

1.     Fix the Number of Directors

The number of directors of the Company was set at not more than ten (10). The results of the vote are set out below:

Votes FOR	%	Votes AGAINST	%
499,469,835	99.51%	2,471,911	0.49%

2.      Election of Directors

Each of the following nominees was elected as a director of the Company to serve until the termination of the next annual meeting of shareholders of the Company. The results of the vote are set out below:

Name of Nominee	Votes FOR	%	Votes WITHHELD	%
Andile MABIZELA	480,226,383	99.92%	391,686	0.08%
Bongiwe NTULI	480,225,893	99.92%	392,176	0.08%
Colin Wayne CLARKE	480,307,883	99.94%	310,186	0.06%
Fikile Tebogo DE BUCK	480,293,193	99.93%	324,876	0.07%
Harold MOTAUNG	480,050,383	99.88%	567,686	0.12%
Joel Martin KESLER	480,052,883	99.88%	565,186	0.12%
Tumelo MOTSISI	480,037,493	99.88%	580,576	0.12%

3.      Appointment of Auditors

KPMG Inc. was re-appointed as the auditors of the Company to hold office until the termination of the next annual meeting of shareholders of the Company and the Board of Directors of the Company is authorized to fix the remuneration of the auditors. The results of the vote are set out below:

Votes FOR	%	Votes WITHHELD	%
500,681,736	99.75%	1,260,010	0.25%

4.      Advisory Resolution Accepting the Company’s Approach to Executive Compensation

The non-binding advisory resolution accepting the Company’s approach to executive compensation, as more particularly described in the Circular, was passed. The results of the vote are set out below:

Votes FOR	%	Votes AGAINST	%
479,977,575	99.87%	640,494	0.13%

5.      New Articles of the Company

The alteration to the Notice of Articles to remove the pre-existing company provisions and the adoption of new articles of the Company was approved. The results of the vote are set out below:

Votes FOR	%	Votes AGAINST	%
480,171,752	99.91%	446,317	0.09%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLATSA RESOURCES CORPORATION (Registrant)

Date: June 24, 2016	By:	/s/ BOIPELO LEKUBO
Name: Boipelo Lekubo
Title: Chief Financial Officer